FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director,
                                            Deputy President and
                                            Chief Financial Officer


July 31, 2012

RICOH                                                              July 31, 2012

                                QUARTERLY REPORT

                        First Quarter ended June 30, 2012
          (Results for the Period from April 1, 2012 to June 30, 2012)

PERFORMANCE OUTLINE (CONSOLIDATED)

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------  ----------------------
                                                        Three months ended Three months ended              Year ending
                                                          June 30, 2011      June 30, 2012               March 31, 2013
                                                             Results            Results       Change        Forecast    Change
-------------------------------------------------------------------------------------------------------  ----------------------
  Domestic sales                                               215.3              215.4          0.1%         901.0       1.6%
  Overseas sales                                               252.0              243.9         -3.2%       1,019.0       0.2%
Net sales                                                      467.3              459.3         -1.7%       1,920.0       0.9%
Gross profit                                                   197.5              189.8         -3.9%         760.0       1.0%
Operating income                                                11.3               14.2         26.1%          70.0         --
Income before income taxes                                       9.2               12.2         32.2%          62.5         --
Net income attributable to Ricoh Company, Ltd.                   4.9                6.5         32.5%          33.0         --
-------------------------------------------------------------------------------------------------------  ----------------------
Exchange rate (Yen/US$)                                        81.71              80.23         -1.48         76.31      -2.77
Exchange rate (Yen/EURO)                                      117.62             103.06        -14.56        100.77      -8.28
-------------------------------------------------------------------------------------------------------  ----------------------
Net income attributable to Ricoh Company, Ltd.
 shareholders per share-basic (yen)                             6.80               9.02          2.22         45.51     106.93
Net income attributable to Ricoh Company, Ltd.
 shareholders per share-diluted (yen)                           6.79               9.02          2.23         45.51     106.93
-------------------------------------------------------------------------------------------------------  ----------------------
Cash flows from operating activities                             4.8                8.8           3.9            --         --
Cash flows from investing activities                           -24.9              -24.1           0.7            --         --
Cash flows from financing activities                            12.9               12.4          -0.5            --         --
Cash and cash equivalents at end of period                     162.7              148.5         -14.2            --         --
-------------------------------------------------------------------------------------------------------  ----------------------
Capital expenditures                                            16.8               19.1           2.3          83.0        9.7
Depreciation for tangible fixed assets                          15.6               14.7          -0.9          65.0        0.1
R&D expenditures                                                28.0               27.0          -0.9         117.0       -2.0
-------------------------------------------------------------------------------------------------------  ----------------------

-------------------------------------------------------------------------------------------------------
                                                         March 31, 2012       June 30, 2012   Change
-------------------------------------------------------------------------------------------------------
Total assets                                                 2,289.3            2,243.1        -46.2
Ricoh Company, Ltd. shareholders' equity                       822.7              792.4        -30.2
Interest-bearing debt                                          741.8              758.8         16.9
-------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity ratio (%)              35.9               35.3         -0.6
-------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity per share (yen)    1,134.64           1,092.90       -41.74
-------------------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2013 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

* During the previous fiscal year, Ricoh has accounted for subsidiaries that changed their fiscal year-ends from December 31 to March 31 as if their fiscal year-ends in prior years were March 31 and has restated consolidated financial statements for the first quarter of fiscal year 2011.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED JUNE 30, 2012 (U.S. GAAP FINANCIAL INFORMATION)

1.   RESULTS FOR THE PERIOD FROM APRIL 1, 2012 TO JUNE 30, 2012

(1) Operating Results

                                                                      (Millions of yen)
---------------------------------------------------------------------------------------
                                                  Three months ended Three months ended
                                                    June 30, 2011      June 30, 2012
---------------------------------------------------------------------------------------
Net sales                                               467,393            459,387
   (% change from the previous corresponding
     period)                                               -3.2               -1.7
Operating income                                         11,326             14,281
   (% change from the previous corresponding
     period)                                              -48.2               26.1
Income before income taxes                                9,287             12,275
   (% change from the previous corresponding
     period)                                              -40.1               32.2
Net income attributable to Ricoh Company, Ltd.            4,933              6,537
   (% change from the previous corresponding
     period)                                              -32.7               32.5
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                       6.80               9.02
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                     6.79               9.02
---------------------------------------------------------------------------------------

Notes:

i. Comprehensive income: Yen -23,251 million ( - %) (Yen -661 million ( - %) in income in previous fiscal year)

(2)  Financial Position

                                                              (Millions of yen)
------------------------------------------------------------------------------
                                                 March 31, 2012 June 30, 2012
------------------------------------------------------------------------------
Total assets                                        2,289,358     2,243,118
Total equity                                          879,018       849,272
Ricoh Company, Ltd. shareholders' equity              822,704       792,438
Ricoh Company, Ltd. shareholders' equity ratio (%)       35.9          35.3
------------------------------------------------------------------------------

2.   DIVIDEND INFORMATION

-------------------------------------------------------------------------------
                                                    Year ended    Year ending
                                                 March 31, 2012 March 31, 2013
                                                    (Results)      (Forecast)
-------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)            25.00         25.00
  Interim (yen)                                         16.50         12.50
  Year-end (yen)                                         8.50         12.50
-------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3.   FORECAST OF OPERATING RESULTS FROM APRIL 1, 2012 TO MARCH 31, 2013

                                                                               (Millions of yen)
------------------------------------------------------------------------------------------------
                                                                Half year ending   Year ending
                                                               September 30, 2012 March 31, 2013
------------------------------------------------------------------------------------------------
Net sales                                                              940,000      1,920,000
Operating income                                                        30,000         70,000
Income before income taxes                                              26,600         62,500
Net income attributable to Ricoh Company, Ltd.                          13,500         33,000
Net income attributable to Ricoh Company, Ltd. shareholders
 per share (yen)                                                         18.62          45.51
------------------------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: No

4.   OTHERS

(1)  Changes in significant subsidiaries: No

(2)  Adoption of concise quarterly accounting method or procedure: No

(3)  Changes in accounting method: Yes

*See note (3) Changes in accounting method, changes in accounting estimate and reclassifications:, 4. Other in the attachment.

(4)  Number of common stock outstanding (including treasury stock):

As of  June 30, 2012   744,912,078 shares    As of  March 31, 2012  744,912,078 shares

(5)  Number of treasury stock:

As of  June 30, 2012   19,836,438 shares     As of  March 31, 2012  19,831,060 shares

(6)  Average number of common stock:

Three months ended     June 30, 2012        725,077,330 shares    Three months ended  June 30, 2011  725,502,674 shares

CONSOLIDATED PERFORMANCE

1.   OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the first quarter of fiscal year 2012 (the three months period from April 1, 2012 to June 30, 2012) decreased by 1.7% as compared to the previous corresponding period, to Yen 459.3 billion. During this quarter, the average Yen exchange rates were Yen 80.23 against the U.S. dollar (up Yen 1.48) and Yen 103.06 against the Euro (up Yen 14.56). Net sales would have increased by 1.9% excluding impact of such foreign currency exchange fluctuation.

As for the Japanese economy, although unpredictable situation remained due to the sharp appreciation of the Yen against the U.S. dollar and the Euro and the downturn in overseas economy, the recovery in domestic demand has been shown. Under the severe situation, although domestic sales in the Imaging & Solutions and the Industrial Products decreased from the previous corresponding period, domestic sales in the Other increased due to the acquisition of the PENTAX imaging systems business. Consequently, overall sales in Japan increased by 0.1% as compared to the previous corresponding period.

As for the overseas economy, recovery from the recession is getting slower in the Americas and growth in the Asia including China has shown signs of slowdown. In Europe, it remained uncertain due to the protracted financial crisis in some countries. Ricoh continued to face the severe business environment in the Americas and Europe due to the appreciation of the Yen.

Under such situation, sales in the Americas increased by 2.8% as compared to the previous corresponding period (4.7%, excluding foreign currency exchange fluctuation). Sales in Europe, Middle East and Africa decreased by 11.6% due primarily to the sharp appreciation of the Yen against the Euro as well as uncertain situation in European economy, however, excluding the net effect of the foreign currency exchange rate fluctuations, sales in this region would have increased by 0.8%. Sales in Other region, which includes China, South East Asia and Oceania, increased by 3.6% (7.6%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market decreased by 3.2% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 3.4% as compared to the previous corresponding period.

Gross profit decreased by 3.9% as compared to the previous corresponding period, despite ongoing cost reduction efforts, to Yen 189.8 billion due primarily to the appreciation of the Yen.

Selling, general and administrative expenses decreased by 5.7% as compared to the previous corresponding period, to Yen 175.6 billion due primarily to group-wide cost reduction efforts.

As a result, operating income increased by 26.1% as compared to the previous corresponding period, to Yen 14.2 billion.

For other (income) expenses, interest and dividend income increased as compared to the previous corresponding period. Foreign exchange loss also increased. As a result, income before income taxes increased by 32.2% as compared to the previous corresponding period, to Yen 12.2 billion.

As a result, net income attributable to Ricoh Company, Ltd. increased by 32.5% as compared to the previous corresponding period, to Yen 6.5 billion.

Comprehensive loss attributable to Ricoh Company, Ltd. increased due primarily to an increase in foreign exchange translation adjustment loss as a result of the appreication of the Yen.

*Conditions by Product Line

Imaging & Solutions (Sales down 3.1% to Yen 400.5 billion)
-----------------------------------------------------------

     Office Imaging (Sales down 3.6% to Yen 321.7 billion)
     ------------------------------------------------------

     Sales in this category decreased by 3.6% as compared to the previous corresponding period, to Yen 321.7 billion.

     Sales of color and monochrome products in MFPs decreased as compared to the previous corresponding period. As for laser printers, sales of color products decreased while sales of monochrome products increased.

     Production Printing (Sales down 1.8% to Yen 34.6 billion)
     ----------------------------------------------------------

     Sales in this category decreased by 1.8% as compared to the previous corresponding period, to Yen 34.6 billion due primarily to the appreciation of the Yen, despite sales volume mainly in cut sheet products increased both in Japan and overseas market. Excluding the net effect of the foreign currency exchange rate fluctuations, sales in this category would have increased by 2.2%.

     Network System Solutions (Sales down 0.3% to Yen 44.1 billion)
     ---------------------------------------------------------------

     Sales in this category decreased by 0.3% as compared to the previous corresponding period, to Yen 44.1 billion. Although sales in overseas increased due primarily to the increased sales in software and IT services, sales in Japan decreased.

As a result, sales in the Imaging & Solutions segment decreased by 3.1% as compared to the previous corresponding period, to Yen 400.5 billion. Operating income increased by 9.6% as compared to the previous corresponding period, to Yen 30.7 billion due primarily to the decreased selling, general and administrative expenses which was resulted from group-wide cost reduction efforts.

Industrial Products (Sales down 6.7% to Yen 23.5 billion)
----------------------------------------------------------

Sales in the Industrial Products segment decreased by 6.7% as compared to the previous corresponding period, to Yen 23.5 billion. Sales of semiconductor devices and electronic components decreased as compared to the previous corresponding period although sales of thermal media increased.

As a result, operating loss in the Industrial Products segment amounted to Yen
0.4 billion (operating loss Yen 0.4 billion for the previous corresponding period).

Other (Sales up 22.4% to Yen 35.3 billion)
-------------------------------------------

Sales in the Other segment increased by 22.4% as compared to the previous corresponding period, to Yen 35.3 billion due primarily to the acquisition of the PENTAX imaging systems business.

As a result operating loss in the Other segment amounted to Yen 0.3 billion (operating loss Yen 0.3 billion for the previous corresponding period).

2.   FINANCIAL POSITION

*Assets, Liabilities and Equity

For Assets, inventories increased from the end of the previous fiscal year due partly to the initial stock for new products in the Other business segment. The yen equivalent of foreign-currency-denominated assets decreased due to the appreciation of the Yen developed from the previous fiscal year. As a result, total assets decreased by Yen 46.2 billion, to Yen 2,243.1 billion.

For Liabilities, trade payables decreased although the interest-bearing debt increased. As a result, total liabilities decreased by Yen 16.4 billion, to Yen 1,393.8 billion.

For Total Equity, accumulated other comprehensive loss increased due primarily to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, total Equity decreased by Yen 29.7 billion from the end of the previous fiscal year, to Yen 849.2 billion.

*Cash Flows (Three months from April 1, 2012 to June 30, 2012)

Net cash provided by operating activities in this period increased by Yen 3.9 billion as compared to the previous corresponding period, to Yen 8.8 billion due primarily to the increased income before income taxes.

Net cash used in investing activities in this period decreased by Yen 0.7 billion as compared to the previous corresponding period, to Yen 24.1 billion.

As a result, free cash outflows generated by operating and investing activities in this period decreased by Yen 4.7 billion as compared to the previous corresponding period, to Yen 15.3 billion.

Net cash provided by financing activities in this period decreased by Yen 0.5 billion as compared to the previous corresponding period, to Yen 12.4 billion.

As a result, cash and cash equivalents at the end of this first quarter decreased by Yen 7.7 billion as compared to the end of the previous fiscal year, to Yen 148.5 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

Ricoh assumes exchange rates of Yen 75.00 against the U.S. dollar and of Yen 100.00 against the Euro for the period from second quarter onward. Ricoh revised its exchange rate against Euro reflecting the recent drastic exchange rate fluctuation, which was revised from the forecast that announced in April 2012 Yen 105.00 against Euro assumed as of April).

Ricoh has not revised its forecast of business results for the full fiscal year ending March 31, 2013 from the forecast that announced in April 2012. This forecast reflects the business result for the three months ended June 30, 2012 and the favorable progress on group-wide cost reduction efforts even though the net effect due to the appreciation of the Yen against the Euro is expected.

The actual exchange rates during the first quarter were incorporated in annual exchange rates assumption.

Our performance forecast for fiscal year 2013 is as follows:

Exchange Rate Assumptions for the full year ending March 31, 2013
US$ 1 = Yen 76.31 (Yen 79.08 in previous fiscal year)
EURO 1 = Yen 100.77 (Yen 109.05 in previous fiscal year)

                                                                                                   (Billions of yen)
--------------------------------------------------------------------------------------------------------------------
                               Half year ending   Half year ended             Year ending     Year ended
                              September 30, 2011 September 30, 2012          March 31, 2012 March 31, 2013
                                  (Results)         (Forecast)       Change    (Results)     (Forecast)     Change
--------------------------------------------------------------------------------------------------------------------
   Domestic sales                    434.5             445.0           2.4%       886.4          901.0        1.6%
   Overseas sales                    504.5             495.0          -1.9%     1,017.0        1,019.0        0.2%
Net sales                            939.0             940.0           0.1%     1,903.4        1,920.0        0.9%
Gross profit                         386.8             380.0          -1.8%       752.6          760.0        1.0%
Operating income (loss)               -2.0              30.0             --       -18.0           70.0          --
Income (loss) before income taxes     -9.7              26.6             --       -31.9           62.5          --
Net income (loss) attributable to
  Ricoh Company, Ltd.                 -8.7              13.5             --       -44.5           33.0          --
--------------------------------------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2013 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4.  OTHER

(1) Changes in significant subsidiaries:

Not applicable

(2) Adoption of concise quarterly accounting method or procedure:

Not applicable

(3) Changes in accounting method, changes in accounting estimate and reclassifications:

Ricoh adopted Accounting Standards Codification 220 as from April 1 2012, which was revised based on Accounting Standards Update (ASU) 2011-05 and 2011-12. ASU 2011-05 requires an entity to present net income and other comprehensive income either in a single continuous statement or in two separate, but consecutive, statements. This ASU also requires separate presentation in both net income and other comprehensive income of reclassification adjustments for items that are reclassified from other comprehensive income to net income. ASU 2011-12 defers the effective date for only the presentation requirements related to reclassifications in ASU 2011-05.

Ricoh has presented this requirement in two separate, but consecutive statements. Management believes this adoption has not made a material effect on Ricoh's consolidated financial statements.

The Company and its most of subsidiaries in Japan changed depreciation method of property, plant and equipment from declining-balance method to straight-line method for the period beginning after April 1, 2012. Management believes that straight-line method is appropriate in line with future use of property, plant and equipment.

The effect generated from this change will be accounted for the periods onward because the change in depreciation method is applicable to the change in accounting estimate.

Management believes this change has not made a material effect on Ricoh's consolidated financial statements.

During the previous fiscal year, Ricoh has accounted for subsidiaries that changed their fiscal year-ends from December 31 to March 31 as if their fiscal year-ends in prior years were March 31 and has restated prior-year consolidated financial statements for the first quarter of fiscal year 2011.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                     March 31, 2012    June 30, 2012    Change
---------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                 158,671         152,825        -5,846
   Trade receivables                                                      686,930         665,871       -21,059
   Inventories                                                            195,009         199,426         4,417
   Other current assets                                                    65,896          69,007         3,111
Total Current Assets                                                    1,106,506       1,087,129       -19,377
Fixed Assets
   Tangible fixed assets                                                  268,527         266,275        -2,252
   Finance receivables                                                    468,004         465,270        -2,734
   Other investments                                                      446,321         424,444       -21,877
Total Fixed Assets                                                      1,182,852       1,155,989       -26,863
---------------------------------------------------------------------------------------------------------------
Total Assets                                                            2,289,358       2,243,118       -46,240
---------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                              156,210         148,501
   Time deposits                                                            2,461           4,324

Liabilities and Equity                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                     March 31, 2012    June 30, 2012     Change
---------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                         252,209         235,769       -16,440
   Short-term borrowings                                                  216,432         232,276        15,844
   Other current liabilities                                              204,383         194,828        -9,555
Total Current Liabilities                                                 673,024         662,873       -10,151
Fixed Liabilities
    Long-term indebtedness                                                525,435         526,566         1,131
    Accrued pension and severance costs                                   164,757         163,007        -1,750
    Other fixed liabilities                                                47,124          41,400        -5,724
Total Fixed Liabilities                                                   737,316         730,973        -6,343
---------------------------------------------------------------------------------------------------------------
Total Liabilities                                                       1,410,340       1,393,846       -16,494
---------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                           135,364         135,364            --
   Additional paid-in capital                                             186,083         186,083            --
   Retained earnings                                                      742,549         742,921           372
   Accumulated other comprehensive loss                                  -204,175        -234,811       -30,636
   Treasury stock                                                         -37,117         -37,119            -2
Total Ricoh Company, Ltd. shareholders' equity                            822,704         792,438       -30,266
Noncontrolling interests                                                   56,314          56,834           520
---------------------------------------------------------------------------------------------------------------
Total Equity                                                              879,018         849,272       -29,746
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                            2,289,358       2,243,118       -46,240
---------------------------------------------------------------------------------------------------------------
Note:
Accumulated other comprehensive loss                                   March 31, 2012    June 30, 2012   Change
    Net unrealized holding gains (losses) on available-for-sale
securities                                                                      3,681            2,986     -695
    Pension liability adjustments                                             -67,578          -67,813     -235
    Net unrealized gains (losses) on derivative instruments                    -1,153           -1,381     -228
    Cumulative translation adjustments                                       -139,125         -168,603  -29,478

                       Reference: Exchange rate                        March 31, 2012    June 30, 2012
                                  US$ 1                                     Yen 82.19       Yen 79.31
                                  EURO 1                                   Yen 109.80       Yen 98.74

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF INCOME

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      June 30, 2011        June 30, 2012      Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 467,393             459,387        -8,006     -1.7
Cost of sales                                                             269,802             269,489          -313     -0.1
    Percentage of net sales (%)                                              57.7                58.7
Gross profit                                                              197,591             189,898        -7,693     -3.9
    Percentage of net sales (%)                                              42.3                41.3
Selling, general and administrative expenses                              186,265             175,617       -10,648     -5.7
    Percentage of net sales (%)                                              39.9                38.2
Operating income                                                           11,326              14,281         2,955     26.1
    Percentage of net sales (%)                                               2.4                 3.1
Other (income) expenses
  Interest and dividend income                                                607                 842           235     38.7
    Percentage of net sales (%)                                               0.1                 0.2
  Interest expense                                                          1,463               1,521            58      4.0
    Percentage of net sales (%)                                               0.3                 0.3
  Other, net                                                                1,183               1,327           144     12.2
    Percentage of net sales (%)                                               0.2                 0.3
Income before income taxes,
  equity income and minority interests                                      9,287              12,275         2,988     32.2
    Percentage of net sales (%)                                               2.0                 2.7
Provision for income taxes                                                  3,171               4,669         1,498     47.2
    Percentage of net sales (%)                                               0.7                 1.0
Equity in earnings of affiliates                                               -8                  41            49       --
    Percentage of net sales (%)                                              -0.0                 0.0
Consolidated net income                                                     6,108               7,647         1,539     25.2
    Percentage of net sales (%)                                               1.3                 1.7
Net income attributable to noncontrolling interests                         1,175               1,110           -65     -5.5
    Percentage of net sales (%)                                               0.2                 0.3
Net income attributable to Ricoh Company, Ltd.                              4,933               6,537         1,604     32.5
    Percentage of net sales (%)                                               1.1                 1.4
-----------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      June 30, 2011         June 30, 2012     Change
-----------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                                     6,108                7,647        1,539
Other comprehensive income (loss), net of tax
    Net unrealized holding losses on available-for-sale securities           -697                 -699           -2
    Pension liability adjustments                                             748                 -255       -1,003
    Net unrealized losses on derivative instruments                          -529                 -289          240
    Foreign currency translation adjustments                               -6,291              -29,655      -23,364
-------------------------------------------------------------------------------------------------------------------
                                                                           -6,769              -30,898      -24,129
-------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                                           -661              -23,251      -22,590
Comprehensive income attributable to noncontrolling interests               1,115                  848         -267
Comprehensive loss attributable to Ricoh Company, Ltd.                     -1,776              -24,099      -22,323

                  Reference : Exchange rate                           June 30, 2011      June 30, 2012
                              US$ 1                                     Yen 81.71            Yen 80.23
                              EURO 1                                   Yen 117.62           Yen 103.06

CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                        (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                    June 30, 2011       June 30, 2012     Change     %
-------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Office Imaging                                                      333,780            321,758       -12,022     -3.6
     Percentage of net sales (%)                                          71.4               70.0
   Production Printing                                                  35,277             34,648          -629     -1.8
     Percentage of net sales (%)                                           7.5                7.5
   Network System Solutions                                             44,293             44,144          -149     -0.3
     Percentage of net sales (%)                                           9.5                9.6
 Imaging & Solutions Total                                             413,350            400,550       -12,800     -3.1
    Percentage of net sales (%)                                           88.4               87.1
-------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                     25,199             23,520        -1,679     -6.7
   Percentage of net sales (%)                                             5.4                5.1
-------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                   28,844             35,317         6,473     22.4
   Percentage of net sales (%)                                             6.2                7.8
-------------------------------------------------------------------------------------------------------------------------
Grand Total                                                            467,393            459,387        -8,006     -1.7
   Percentage of net sales (%)                                           100.0              100.0
-------------------------------------------------------------------------------------------------------------------------

*Each category includes the following product line:

Office Imaging                    MFPs (multifunctional printers), copiers,
                                  laser printers, digital duplicators,
                                  facsimile, scanners, related parts & supplies,
                                  services, support and software
Production Printing               Cut sheet printer, continuous feed printer, related parts &
                                  supplies, services, support and software
Network System Solutions          Personal computers, servers, network equipment, related services, support and software
Industrial Products               Thermal media, optical equipment, semiconductor devices and electronic components
Other                             Digital cameras

*Product Category in Imaging & Solutions was reclassified as Office Imaging, Production Printing and Network System Solutions in this fiscal year (Imaging Solutions and Network System Solutions as previous category).

Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year. The above reclassification was made to the prior year's figures.

CONSOLIDATED SALES BY GEOGRAPHIC AREA

                                                                                                        (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                    June 30, 2011       June 30, 2012     Change     %
-------------------------------------------------------------------------------------------------------------------------
[Domestic]                                                             215,312            215,449           137      0.1
   Percentage of net sales (%)                                            46.1               46.9
[Overseas]                                                             252,081            243,938        -8,143     -3.2
   Percentage of net sales (%)                                            53.9               53.1
     The Americas                                                      114,243            117,467         3,224      2.8
       Percentage of net sales (%)                                        24.4               25.6
     Europe, Middle East and Africa                                    107,718             95,253       -12,465    -11.6
       Percentage of net sales (%)                                        23.0               20.7
     Other                                                              30,120             31,218         1,098      3.6
       Percentage of net sales (%)                                         6.5                6.8
Grand Total                                                            467,393            459,387        -8,006     -1.7
   Percentage of net sales (%)                                           100.0              100.0
-------------------------------------------------------------------------------------------------------------------------

*Middle East and Africa were reclassified from Other into Europe in this fiscal year. The reclassification was made to the prior year's figures.

                       Reference : Exchange rate

                                  US$ 1                                     Yen 81.71       Yen  80.23
                                  EURO 1                                   Yen 117.62       Yen 103.06

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                             Three months ended            Three months ended
                                                                                June 30, 2011                 June 30, 2012
-----------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income                                                           6,108                         7,647
   Adjustments to reconcile consolidated net income to net cash provided by operating activities--
      Depreciation and amortization                                                 22,199                        20,891
      Equity in earnings of affiliates, net of dividends received                        8                           -41
      Deferred income taxes                                                         -3,758                         1,686
      Pension and severance costs, less payments                                       541                        -1,734
      Changes in assets and liabilities--
          Decrease in trade receivables                                              8,488                         1,037
          Increase in inventories                                                  -18,159                       -11,384
          Increase in finance receivables                                           -2,329                        -5,384
          Decrease in trade payables                                               -12,335                       -13,189
          Increase in accrued income taxes and
            accrued expenses and other                                                 643                         4,312
      Other, net                                                                     3,468                         5,020
-----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                          4,874                         8,861
-----------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
      Proceeds from sales of property, plant and equipment                             250                           582
      Expenditures for property, plant and equipment, including
        interest capitalized                                                       -16,846                       -19,195
      Expenditures for intangible asset                                             -3,253                        -3,609
      Payments for purchases of available-for-sale securities                          -59                            -8
      Proceeds from sales of available-for-sale securities                              10                            --
      Increase in time deposits                                                       -266                        -2,028
      Other, net                                                                    -4,787                            97
-----------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                            -24,951                       -24,161
-----------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
      Proceeds from long-term indebtedness                                           2,569                        25,564
      Repayment of long-term indebtedness                                          -17,358                       -18,744
      Increase(Decrease) in short-term borrowings, net                              40,238                        12,098
      Repayment of long-term debt securities                                          -237                            --
      Dividends paid                                                               -11,971                        -6,163
      Payment for purchase of treasury stock                                            -5                            -5
      Other, net                                                                      -301                          -327
-----------------------------------------------------------------------------------------------------------------------------
  Net cash provided in financing activities                                         12,935                        12,423
-----------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                    -2,360                        -4,832
-----------------------------------------------------------------------------------------------------------------------------
V. Net Decrease in Cash and Cash Equivalents                                        -9,502                        -7,709
-----------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                 172,221                       156,210
-----------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                    162,719                       148,501
-----------------------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

 Not applicable

(5) SEGMENT INFORMATION

(a) Operating Segments Information

                                                                                                        (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                    June 30, 2011       June 30, 2012     Change     %
-------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                          413,350            400,550       -12,800     -3.1
       Intersegment                                                         --                 --            --
       Total                                                           413,350            400,550       -12,800     -3.1
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  385,300            369,808       -15,492     -4.0
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     28,050             30,742         2,692      9.6
       Operating income on sales in Imaging & Solutions (%)                6.8                7.7
-------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                           25,199             23,520        -1,679     -6.7
       Intersegment                                                      1,066                988           -78     -7.3
       Total                                                            26,265             24,508        -1,757     -6.7
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   26,746             24,926        -1,820     -6.8
-------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                         -481               -418            63       --
       Operating loss on sales in Industrial Products (%)                 -1.8               -1.7
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                           28,844             35,317         6,473     22.4
       Intersegment                                                         --                 --            --
       Total                                                            28,844             35,317         6,473     22.4
-------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                    29,231             35,621         6,390     21.9
-------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                         -387               -304            83       --
       Operating loss on sales in Other (%)                               -1.3               -0.9
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                     -1,066               -988            78
       Total                                                            -1,066               -988            78       --
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                     -1,066               -988            78
       Corporate                                                        15,856             15,739          -117
       Total                                                            14,790             14,751           -39       --
-------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                      -15,856            -15,739           117       --
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                          467,393            459,387        -8,006     -1.7
       Intersegment                                                         --                 --            --
       Total                                                           467,393            459,387        -8,006     -1.7
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  456,067            445,106       -10,961     -2.4
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     11,326             14,281         2,955     26.1
       Operating income on consolidated net sales (%)                      2.4                3.1
-------------------------------------------------------------------------------------------------------------------------

*Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year.

The above reclassification was made to the prior year's figures.

(b) Geographic Segments Information

                                                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                          Three months ended Three months ended
                                                            June 30, 2011       June 30, 2012   Change      %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                       219,224            219,007         -217    -0.1
       Intersegment                                              87,078             97,196       10,118    11.6
       Total                                                    306,302            316,203        9,901     3.2
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           300,061            307,655        7,594     2.5
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               6,241              8,548        2,307    37.0
       Operating income on sales in Japan (%)                       2.0                2.7
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                       114,198            117,447        3,249     2.8
       Intersegment                                                 890              1,555          665    74.7
       Total                                                    115,088            119,002        3,914     3.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           119,406            118,102       -1,304    -1.1
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                       -4,318                900        5,218      --
        Operating income on sales in the Americas (%)              -3.8                0.8
-----------------------------------------------------------------------------------------------------------------
EUROPE, MIDDLE EAST AND AFRICA:
   Net sales:
       External customers                                       106,429             94,369      -12,060   -11.3
       Intersegment                                                 602                172         -430   -71.4
       Total                                                    107,031             94,541      -12,490   -11.7
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           100,481             88,336      -12,145   -12.1
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               6,550              6,205         -345    -5.3
       Operating income on sales in Europe (%)                      6.1                6.6
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                        27,542             28,564        1,022     3.7
       Intersegment                                              34,195             46,834       12,639    37.0
       Total                                                     61,737             75,398       13,661    22.1
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                            60,289             72,559       12,270    20.4
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               1,448              2,839        1,391    96.1
       Operating income on sales in Other (%)                       2.3                3.8
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                            -122,765           -145,757      -22,992
       Total                                                   -122,765           -145,757      -22,992      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                          -124,170           -141,546      -17,376      --
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                        1,405             -4,211       -5,616      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                       467,393            459,387       -8,006    -1.7
       Intersegment                                                  --                 --           --
       Total                                                    467,393            459,387       -8,006    -1.7
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           456,067            445,106      -10,961    -2.4
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              11,326             14,281        2,955    26.1
       Operating income on consolidated net sales (%)               2.4                3.1
-----------------------------------------------------------------------------------------------------------------

*Middle East and Africa were reclassified from Other into Europe in this fiscal year.

The reclassification was made to the prior year's figures.

(6) NOTES ON SIGNIFICANT CHANGES IN EQUITY

 Not applicable

-APPENDIX- (THREE MONTHS ENDED JUNE 30, 2012)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                             (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended Three months ended                 Change excluding
                                                    June 30, 2011       June 30, 2012   Change    %     exchange impact    %
------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                         333,780            321,758     -12,022  -3.6         2,071        0.6
    Percentage of net sales (%)                             71.4               70.0
       Domestic                                          125,075            124,021      -1,054  -0.8        -1,054       -0.8
       Overseas                                          208,705            197,737     -10,968  -5.3         3,125        1.5
  Production Printing                                     35,277             34,648        -629  -1.8           787        2.2
    Percentage of net sales (%)                              7.5                7.5
       Domestic                                            7,874              8,256         382   4.9           382        4.9
       Overseas                                           27,403             26,392      -1,011  -3.7           405        1.5
  Network System Solutions                                44,293             44,144        -149  -0.3           363        0.8
    Percentage of net sales (%)                              9.5                9.6
       Domestic                                           40,294             39,451        -843  -2.1          -843       -2.1
       Overseas                                            3,999              4,693         694  17.4         1,206       30.2
Imaging & Solutions Total                                413,350            400,550     -12,800  -3.1         3,221        0.8
    Percentage of net sales (%)                             88.4               87.1
  Domestic                                               173,243            171,728      -1,515  -0.9        -1,515       -0.9
  Overseas                                               240,107            228,822     -11,285  -4.7         4,736        2.0
      The Americas                                       111,153            112,988       1,835   1.7         3,912        3.5
      Europe, Middle East and Africa                     103,817             90,279     -13,538 -13.0          -833       -0.8
      Other                                               25,137             25,555         418   1.7         1,657        6.6
------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                       25,199             23,520      -1,679  -6.7        -1,250       -5.0
    Percentage of net sales (%)                              5.4                5.1
  Domestic                                                13,994             12,039      -1,955 -14.0        -1,955      -14.0
  Overseas                                                11,205             11,481         276   2.5           705        6.3
      The Americas                                         3,049              3,456         407  13.3           470       15.4
      Europe, Middle East and Africa                       3,591              3,339        -252  -7.0           144        4.0
      Other                                                4,565              4,686         121   2.7            91        2.0
------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                     28,844             35,317       6,473  22.4         6,727       23.3
    Percentage of net sales (%)                              6.2                7.8
  Domestic                                                28,075             31,682       3,607  12.8         3,607       12.8
  Overseas                                                   769              3,635       2,866 372.7         3,120      405.7
      The Americas                                            41              1,023         982    --         1,010         --
      Europe, Middle East and Africa                         310              1,635       1,325 427.4         1,555      501.6
      Other                                                  418                977         559 133.7           555      132.8
------------------------------------------------------------------------------------------------------------------------------
Grand Total                                              467,393            459,387      -8,006  -1.7         8,698        1.9
    Percentage of net sales (%)                            100.0              100.0
  Domestic                                               215,312            215,449         137   0.1           137        0.1
    Percentage of net sales (%)                             46.1               46.9
  Overseas                                               252,081            243,938      -8,143  -3.2         8,561        3.4
    Percentage of net sales (%)                             53.9               53.1
      The Americas                                       114,243            117,467       3,224   2.8         5,392        4.7
        Percentage of net sales (%)                         24.4               25.6
      Europe, Middle East and Africa                     107,718             95,253     -12,465 -11.6           866        0.8
        Percentage of net sales (%)                         23.0               20.7
      Other                                               30,120             31,218       1,098   3.6         2,303        7.6
        Percentage of net sales (%)                          6.5                6.8
------------------------------------------------------------------------------------------------------------------------------
                Reference: Exchange rate
                           US$ 1                       Yen 81.71          Yen 80.23         Yen -1.48
                           EURO 1                     Yen 117.62         Yen 103.06        Yen -14.56

*Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers,
                          laser printers, digital duplicators, facsimile,
                          scanners, related parts & supplies, services, support
                          and software
Production Printing       Cut sheet printer, continuous feed printer, related parts &
                          supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor devices and electronic components
Other                     Digital cameras

*Product Category and product lines included in Product Category was changed in this fiscal year.
Product Category in Imaging & Solutions was reclassified as Office Imaging, Production Printing and Network System Solutions in this fiscal year (Imaging Solutions and Network System Solutions as previous category).
Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year. The above reclassification was made to the prior year's figures.

*Geographic area was changed in this fiscal year.

Middle East and Africa were reclassified from Other into Europe in this fiscal year.

The reclassification was made to the prior year's figures.

                                       A1

2. FORECAST OF CONSOLIDATED PERFORMANCE


                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                             Three months ended        Three months ending        Half year ending         Year ending
                               June 30, 2011    Change    Sept. 30, 2012   Change  Sept. 30, 2012  Change March 31, 2013 Change
                                 Results           %         Forecast         %       Forecast        %      Forecast       %
-------------------------------------------------------------------------------------------------------------------------------
Net sales                           459.3         -1.7         480.6          1.9        940.0        0.1    1,920.0        0.9
Gross profit                        189.8         -3.9         190.1          0.4        380.0       -1.8      760.0        1.0
Operating income                     14.2         26.1          15.7           --         30.0         --       70.0         --
Income before income taxes           12.2         32.2          14.3           --         26.6         --       62.5         --
Net income attributable to
  Ricoh Company, Ltd.                 6.5         32.5           6.9           --         13.5         --       33.0         --
-------------------------------------------------------------------------------------------------------------------------------
Net income attributable to
  Ricoh Company, Ltd.
  shareholders per
  share-basic (yen)                  9.02           --          9.60           --        18.62         --      45.51         --
Net income attributable to
  Ricoh Company, Ltd.
  shareholders per
  share-diluted (yen)                9.02           --          9.60           --        18.62         --      45.51         --
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                 19.1           --          24.8           --         44.0         --       83.0         --
Depreciation for tangible
  fixed assets                       14.7           --          16.2           --         31.0         --       65.0         --
R&D expenditures                     27.0           --          31.9           --         59.0         --      117.0         --
-------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)             80.23           --         75.00           --        77.62         --      76.31         --
Exchange rate (Yen/EURO)           103.06           --        100.00           --       101.53         --     100.77         --
-------------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                 (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                      Half year ending September 30, 2012                   Year ending March 31, 2013
                                      -----------------------------------                   --------------------------
                                 Forecast     Change     Forecast(*)     Change                 Change                    Change
                                                %                          %       Forecast       %      Forecast(*)        %
----------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                  639.0         -3.0        666.0         1.1       1,306.7     -1.3       1,351.2          2.1
       Domestic                   242.8         -0.2        242.8        -0.2         495.7     -0.2         495.7         -0.2
       Overseas                   396.2         -4.6        423.2         1.9         811.0     -1.9         855.5          3.5
  Production Printing              71.9         -1.1         75.1         3.2         149.3      0.5         155.1          4.4
       Domestic                    16.4          5.7         16.4         5.7          34.2      5.1          34.2          5.1
       Overseas                    55.6         -3.0         58.7         2.5         115.2     -0.7         120.9          4.2
  Network System Solutions        103.5          5.6        104.4         6.4         210.5      5.7         211.9          6.3
       Domestic                    93.3          3.7         93.3         3.7         187.6      3.0         187.6          3.0
       Overseas                    10.3         26.5         11.1        36.5          23.0     34.4          24.3         42.0
Imaging & Solutions Total         814.5         -1.8        845.4         1.9       1,666.6     -0.3       1,718.1          2.8
  Domestic                        352.4          1.1        352.4         1.1         717.4      0.9         717.4          0.9
  Overseas                        462.1         -3.9        493.0         2.6         949.2     -1.1       1,000.7          4.3
      The Americas                227.0         -0.5        233.5         2.4         454.1      0.1         470.2          3.7
      Europe, Middle East
       and Africa                 180.3        -10.1        202.3         0.9         385.2     -4.4         415.7          3.2
      Other                        54.9          5.4         57.2         9.9         110.0      6.2         114.8         10.9
----------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                49.7         -1.7         50.7         0.3          97.1     -1.0          99.1          1.1
  Domestic                         27.0         -4.0         27.0        -4.0          50.6     -5.1          50.6         -5.1
  Overseas                         22.7          1.2         23.7         5.8          46.5      4.0          48.5          8.5
      The Americas                  6.4          2.2          6.5         4.8          13.3      4.0          13.7          7.7
      Europe, Middle
       East and Africa              6.7          0.3          7.4        10.7          13.5      4.0          14.4         10.9
      Other                         9.6          1.1          9.8         2.9          19.7      4.0          20.4          7.5
----------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                              75.8         28.1         76.6        29.4         156.3     16.4         157.7         17.4
  Domestic                         65.6         13.6         65.6        13.6         133.0      9.2         133.0          9.2
  Overseas                         10.2        600.1         11.0       651.6          23.3     86.7          24.7         97.5
      The Americas                  3.2           --          3.4          --           6.1    153.5           6.5        167.1
      Europe, Middle
       East and Africa              4.2        539.7          4.8       619.8          10.0     79.4          10.8         92.4
      Other                         2.8        287.8          2.9       301.3           7.2     59.8           7.5         66.4
----------------------------------------------------------------------------------------------------------------------------------
Grand Total                       940.0          0.1        972.7         3.6       1,920.0      0.9       1,974.9          3.8
  Domestic                        445.0          2.4        445.0         2.4         901.0      1.6         901.0          1.6
  Overseas                        495.0         -1.9        527.7         4.6       1,019.0      0.2       1,073.9          5.6
      The Americas                236.5          0.9        243.4         3.9         473.4      1.0         490.4          4.6
      Europe, Middle
       East and Africa            191.3         -8.0        214.5         3.1         408.8     -3.0         440.9          4.6
      Other                        67.2          8.0         69.8        12.2         136.8      7.8         142.6         12.3
----------------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                       A2